Rule 424(b)(3)
                                                                   No. 333-37480


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 6, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of March 22, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after March 22, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On March 22, 2002, the Company acquired the Heritage Club at Greenwood Village, an American Retirement Corporation assisted living/skilled nursing Property located in Greenwood Village, Colorado, a suburb southeast of Denver, Colorado. The Property, which opened in November 1999, includes 75 assisted living units, 15 units for residents with Alzheimer's and related memory disorders, and 90 skilled nursing units. Amenities include a common activities room and dining room, a library, a beauty/barber shop and professionally maintained grounds. The Property is less than ten miles from two hospitals and is near shopping and dining areas.

         The Company has committed to acquire an interest in five Properties through a joint venture in which the Company anticipates owning approximately 77% of such joint venture. The five Properties include two Brighton Gardens(R) by Marriott(R) Properties and three Marriott(R) MapleRidge Properties. The two Brighton Gardens Properties are the Brighton Gardens of Camarillo located in Camarillo, California, a suburb of Los Angeles, and the Brighton Gardens of Towson located in Towson, Maryland, a suburb of Baltimore. The Brighton Gardens of Camarillo is an assisted living/skilled nursing Property which opened in June 2000 and includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders, and 45 skilled nursing units. The Property is within ten miles of two hospitals and is adjacent to shopping areas. The Brighton Gardens of Towson is an assisted living Property which opened in June 2000 and includes 67 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Property is within four miles of three hospitals and is near shopping areas and Towson University. Each facility's amenities include a common activities room and dining room, a beauty/barber shop, a library and professionally maintained gardens.

         The three Marriott MapleRidge Properties are the Marriott MapleRidge of Clayton located in Clayton, Ohio, northwest of downtown Dayton, the Marriott MapleRidge of Dartmouth located in Dartmouth, Massachusetts, 30 miles east of Providence, Rhode Island and 60 miles south of Boston, Massachusetts, and the Marriott MapleRidge of Laguna Creek, located in Elk Grove, California, a suburb of Sacramento, California. These three MapleRidge Properties are assisted living Properties. The Marriott MapleRidge of Clayton, which opened in March 2000, includes 42 assisted living units and 42 units for residents with Alzheimer's and related memory disorders. The Property is within ten miles of four hospitals, a mall and other shopping areas. The Marriott MapleRidge of Dartmouth and the Marriott MapleRidge of Elk Grove, which opened in November 1999 and September 1999, respectively, each include 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Marriott MapleRidge of Dartmouth is within two miles of two hospitals and is near the Dartmouth Mall and other shopping areas. The Marriott MapleRidge of Elk Grove is within four miles of three hospitals and is adjacent to shopping and dining areas. Each facility's amenities include a common activities room and dining room, and professionally maintained gardens.

         As of March 22, 2002, the Company owned six Properties and had commitments to acquire, directly or indirectly, five additional Properties. All of the Properties owned by the Company are leased on a long-term, triple-net basis to operators of national retirement facilities.




April 9, 2002                                     Prospectus Dated March 6, 2002

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on January 1, February 1 and March 1, 2002, payable in March 2002, representing an annualized distribution rate of 7.0%. In addition, the Board of Directors declared distributions of $0.0583 per Share to stockholders of record on April 1, 2002, payable in June 2002, representing an annualized distribution rate of 7.0%.


                                  THE OFFERINGS

GENERAL

         As of March 22, 2002, the Company had received aggregate subscriptions for 12,033,892 Shares totalling $120,338,916 in gross proceeds, including 38,141 Shares ($381,407) issued pursuant to the Reinvestment Plan, from its Initial Offering and this offering. As of March 22, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $106,400,000. The Company used approximately $59,100,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and approximately $13,000,000 in Permanent Financing to invest approximately $80,100,000 in six retirement Properties. As of March 22, 2002, the Company had repaid the advances relating to its line of credit and had paid approximately $7,200,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $32,000,000 available to invest in Properties or Mortgage Loans.

                                  RISK FACTORS

REAL ESTATE AND OTHER INVESTMENT RISKS

         The following paragraphs are inserted after the eighth full paragraph on page 14 of the Prospectus.

         Inability to satisfy or extend debt obligations by the operator of a majority of our properties may adversely affect our results of operations. As of April 1, 2002, American Retirement Corporation, which we refer to as "ARC," was the parent company of the tenants to five of our six properties. ARC also operates the properties and is obligated to fund certain shortfall reserves relating to the properties. According to its December 31, 2001 audited financial statements, ARC has significant debt obligations that mature in 2002, as well as a net working capital deficit as a result of such maturities, and significant lease obligations. ARC is currently in discussions with its lenders concerning a plan to extend and refinance certain of its debt obligations. If ARC is unable to successfully implement such a plan, it may have difficulty meeting its obligations to continue to fund shortfall reserves and its ability to continue to operate the properties may be impaired. In such an event, we would have to obtain a new operator for the properties and our results of operations could be affected if we are unable to do so within a brief time period. In addition, under such circumstances we would not expect ARC to fund additional shortfall reserves, which could affect our results of operations if these properties are unable to generate sufficient cash flow from operations to make rent payments, the tenants do not otherwise have sufficient resources to make rent payments, and existing shortfall reserves and security deposits made by tenants are insufficient. As we acquire additional properties, including the properties we describe as probable acquisitions, that will be leased to different operators, the effect of our results of operations caused by any failure by ARC to continue to meet its obligations should substantially diminish. As of April 1, 2002, ARC had met all of its obligations relating to the five properties.

         We may rely on credit enhancements to our leases for minimum rent payments. Our leases generally have credit enhancement provisions, such as guarantees or shortfall reserves provided by a third party tenant or operator. These credit enhancement provisions may terminate at either a specific time during the lease term or once net operating income of the property exceeds a specified amount. These provisions may also have limits on the overall amount of the credit enhancement. After the termination of a credit enhancement, or in the event that the maximum limit of a credit enhancement is reached, we may only look to the tenant to make lease payments. In the event that a credit enhancement has expired or the maximum limit has been reached, or in the event that a provider of a credit enhancement is unable to meet its obligations, our results of operations could be adversely affected if our properties are unable to generate sufficient funds from operations to meet minimum rent payments and the tenants do not otherwise have the resources to make the rent payments.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Heritage Club at Greenwood Village located in Greenwood Village, Colorado. On March 22, 2002, the Company acquired the Heritage Club at Greenwood Village assisted living/skilled nursing Property located in Greenwood Village, Colorado (the "Greenwood Village Property") for $17,865,375 from American Retirement Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires on March 31, 2017.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of five years each.

o The lease requires minimum annual rent of $1,786,538 for the first lease year with increases of 2% each lease year thereafter.

o In addition to minimum rent, the lease requires percentage rent equal to 10% of gross revenues in excess of the "Greenwood Village Baseline Gross Revenues." The Greenwood Village Baseline Gross Revenues will equal gross revenues earned during the third 12-month period of the lease.

o A security deposit equal to $714,615 has been retained by the Company as security for the tenant's obligations under the lease.

o American Retirement Corporation has guaranteed all of the tenant's obligations under the lease. In addition, American Retirement Corporation is required to maintain a "Tenant Reserve" which was established at $197,817 at closing. The reserve will terminate the later of (i) when "Minimum Rent Coverage" of 1.1 is achieved for four consecutive fiscal quarters, commencing with the quarter ending June 30, 2002, or (ii) March 21, 2004. Minimum Rent Coverage equals the total cash available for lease payments during each successive period of four consecutive fiscal quarters divided by the total minimum rent paid during such period.

         In connection with the acquisition of this Property, the Company may be required to make additional payments (the "Greenwood Village Initial Earnout Amount" and the "Greenwood Village Final Earnout Amount") if certain earnout provisions are achieved. The Greenwood Village Initial Earnout Amount will be the lesser of: (i) the adjusted net operating income of the Property (over the three months ending on a date selected by American Retirement Corporation but not later than August 1, 2002) multiplied by four, then multiplied by 9.807;
(ii) $19,525,000 less the Company's initial investment in the Property (meaning the acquisition and transactional costs incurred by the Company in purchasing the Property and subsequent amounts incurred by the Company with respect to the Property) or (iii) 94% of the fair market value of the Property, less the Company's investment in the Property. The Greenwood Village Final Earnout Amount will be the lesser of: (i) the lesser of (a) the actual net operating income for the Property for the 12-month period ending April 1, 2005, after a charge of 5% for a management fee, or (b) that same amount as calculated as if the average occupancy for that period had been 93% multiplied by 8.567; less the sum of the Company's original investment and the Greenwood Village Initial Earnout Amount;
(ii) $23,580,000 less the sum of the Company's original investment and the Greenwood Village Initial Earnout Amount or (iii) 94% of the fair market value of the Property, less the sum of the Company's original investment and the Greenwood Village Initial Earnout Amount. At such time that the Greenwood Village Initial Earnout Amount and the Greenwood Village Final Earnout Amount become payable, the lease will be amended to increase the annual minimum rent for any such amount paid.

         The federal income tax basis of the depreciable portion of the Greenwood Village Property is approximately $17.9 million.

         The Greenwood Village Property, which opened in November 1999, includes 75 assisted living units, 15 units for residents with Alzheimer's and related memory disorders, and 90 skilled nursing units. The operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders as well as medical monitoring. Amenities include a common activities room and dining room, a library, a beauty/barber shop and professionally maintained grounds. The Property is located in a suburb southeast of Denver and is less than ten miles from two hospitals and is near shopping and dining areas. The number of seniors in the ten-mile area surrounding the Greenwood Village Property is expected to grow by 29% between 2001 and 2006. Other senior living facilities located in proximity to the Greenwood Village Property include Brighton Gardens of Denver, Mariner Health of Greenwood Village and Sunrise of Pinehurst. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the period the facility has been operational are as follows:

                                  Greenwood Village Property
                  ----------------------------------------------------------
                     Average            Revenue               Revenue
                    Occupancy         per Occupied         per Available
    Year              Rate                Unit                 Unit
-------------     --------------     ---------------      ----------------

       *1999         27.50%             $  82.41             $  18.54
      **2000         50.10%               111.08                55.60
      **2001         86.50%              143.75                124.30
     ***2002         94.80%               166.15               157.46

*    Data for 1999 represents the period  November 1, 1999 through  December 31,
     1999.
** Data for 2000 and 2001 represents the period January 1 through December 31. *** Data for 2002 represents the period January 1, 2002 through February 28,
     2002.

PENDING INVESTMENTS

         As of March 22, 2002, the Company had an initial commitment to acquire an interest in five Properties. The five Properties are the Brighton Gardens of Camarillo in Camarillo, California, the Brighton Gardens of Towson in Towson, Maryland, the Marriott MapleRidge of Clayton in Clayton, Ohio, the Marriott MapleRidge of Dartmouth in Dartmouth, Massachusetts and the Marriott MapleRidge of Laguna Creek in Elk Grove, California. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. The Company plans to fund these five acquisitions with a commercial paper backed loan of approximately $23.5 million. The five Properties will be operated and managed by a wholly owned subsidiary of Marriott Senior Living Services.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the five Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                                                 Estimated Purchase      Lease Term and       Minimum Annual
                     Property                           Price            Renewal Options          Rent            Percentage Rent
---------------------------------------------- -------------------- ---------------------- -------------------  -------------------

Brighton Gardens of Camarillo (1)(2)(3)              $20,157,000    15 years; two ten-year            (4)              (5)
Camarillo, CA                                                       renewal options
(the "Camarillo Property")
Existing retirement facility

Brighton Gardens of Towson (1)(2)(3)                 $13,241,000    15 years; two ten-year            (4)              (5)
Towson, MD                                                          renewal options
(the "Towson Property")
Existing retirement facility

Marriott MapleRidge of Clayton (1)(2)(3)             $8,695,000     15 years; two ten-year            (4)              (5)
Clayton, OH                                                         renewal options
(the "Clayton Property")
Existing retirement facility

Marriott MapleRidge of Dartmouth (1)(2)(3)           $8,794,000     15 years; two ten-year            (4)              (5)
Dartmouth, MA                                                       renewal options
(the "Dartmouth Property")
Existing retirement facility

Marriott MapleRidge of Laguna Creek (1)(2)(3)        $9,189,000     15 years; two ten-year            (4)              (5)
Elk Grove, CA                                                       renewal options
(the "Elk Grove Property")
Existing retirement facility

--------------------------
FOOTNOTES:

(1) The Company anticipates acquiring an approximate 77% interest in a joint venture that will own the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties.

(2) In connection with the purchase of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties, the Company plans to borrow approximately $23,500,000 in the form of a commercial paper backed loan secured by the Properties with an anticipated interest rate of 150 basis points over the applicable commercial paper rate per annum. In conjunction with this transaction, the Company has engaged an Affiliate of the Advisor, which is majority owned by subsidiaries of CNL Financial Group, Inc., to act as its structuring agent (the "Structuring Agent".) The Structuring Agent will receive an origination fee equal to 2% of the amount of the loan with $100,000 payable upon engagement.

(3) The Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties are expected to be leased to a corporation of which Timothy S. Smick, a director of the Company until February 13, 2002, and Daniel Simmons, a former officer of the Company, are the principal shareholders. Marriott International, Inc. is expected to provide a limited guarantee of the tenant's obligations to pay minimum rent under the leases.

(4) Minimum annual rent for the first through fifth lease year is adjustable based upon the cost of debt and minimum joint venture distribution amounts. The anticipated rate will range from 9.14% to 10.50% of the Company's total cost to purchase the Property; 10.50% for the sixth lease year and thereafter.

(5) Percentage rent will be 7% of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will equal total revenues for the fifth lease year.

         Camarillo Property. The Camarillo Property, which opened in June 2000, is the Brighton Gardens of Camarillo located in Camarillo, California. The Camarillo Property includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders, and 45 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders as well as medical monitoring. The Property is located in a northwestern suburb of Los Angeles, California. The number of seniors in the ten-mile area surrounding the Camarillo Property is expected to grow by 19.5% between 2001 and 2006. The Property is within ten miles of two hospitals and is adjacent to shopping areas.

         Towson Property. The Towson Property, which opened in June 2000, is the Brighton Gardens of Towson located in Towson, Maryland. The Towson Property includes 67 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located in a northern suburb of Baltimore, Maryland. The number of seniors in the ten-mile area surrounding the Towson Property is expected to grow by 12.4% between 2001 and 2006. The Property is within four miles of three hospitals and is near shopping areas and Towson University.

         Clayton Property. The Clayton Property, which opened in March 2000, is the Marriott MapleRidge of Clayton located in Clayton, Ohio. The Clayton Property includes 42 assisted living units and 42 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located northwest of downtown Dayton, Ohio. The number of seniors in the ten-mile area surrounding the Clayton Property is expected to grow by 14.9% between 2001 and 2006. The Property is within ten miles of four hospitals, a mall and other shopping areas.

         Dartmouth Property. The Dartmouth Property, which opened in November 1999, is the Marriott MapleRidge of Dartmouth, located in Dartmouth, Massachusetts. The Dartmouth Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located 30 miles east of Providence, Rhode Island and 60 miles south of Boston, Massachusetts. The number of seniors in the ten-mile area surrounding the Dartmouth Property is expected to grow by 13.8% between 2001 and 2006. The Property is within two miles of two hospitals and is near the North Dartmouth Mall and other shopping areas.

         Elk Grove Property. The Elk Grove Property, which opened in September 1999, is the Marriott MapleRidge of Laguna Creek located in Elk Grove, California. The Elk Grove Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located in a southern suburb of Sacramento, California. The number of seniors in the ten-mile area surrounding the Elk Grove Property is expected to grow by 20.3% between 2001 and 2006. The Property is within four miles of three hospitals and is adjacent to shopping and dining areas.

         In addition to the above commitments, the Company has entered into an initial commitment to acquire a 10% interest in a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its Affiliates lease office space. The Company's equity investment in the partnership is expected to be approximately $300,000. The Company's share in the limited partnership's distributions will be equivalent to its equity interest in the limited partnership. The remaining interest in the limited partnership is expected to be owned by several Affiliates of the Advisor.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.

                                                                                                         Page
                                                                                                         ----
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of December 31, 2001                                           9

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001                     10

     Notes to Pro Forma Consolidated Financial Statements for the year ended December 31, 2001             11


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to
(i) the receipt of $49,127,600 in gross offering proceeds from the sale of 4,912,760 additional shares for the period January 1, 2002 through March 22, 2002, assumed borrowings of $36,494,397 under mortgage notes payable, and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of December 31, 2001, to (a) invest in a joint venture which will own five properties and (b) purchase three additional properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2001, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on December 31, 2001.

         The Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001, includes the historical operating results of properties described in (ii) above from the date of their acquisition plus operating results from (A) the later of (i) the date the properties became operational by the previous owners or (ii) January 1, 2001, to (B) the earlier of (i) the date the properties were acquired by (or for the pending acquisitions, became probable of being acquired) the Company or (ii) the end of the pro forma period presented (the "Pro Forma Period").

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2001

                                                                                   Pro Forma
                         ASSETS                             Historical            Adjustments                  Pro Forma
                                                           --------------          -------------              -------------

Land, buildings and equipment on operating leases, net      $ 35,232,568           $106,099,183    (b)       $ 145,857,633
                                                                                      4,525,882    (b)
Cash and cash equivalents                                     26,721,107             49,127,600    (a)          10,139,480
                                                                                     (6,140,950 )  (a)
                                                                                     36,494,397    (b)
                                                                                   (106,099,183 )  (b)
                                                                                     (1,812,711 )  (b)
                                                                                       (616,926 )  (b)
                                                                                      8,500,000    (c)
                                                                                      4,243,967    (d)
                                                                                       (277,821 )  (e)
Restricted cash                                                   35,109                277,821    (e)             312,930
Receivables                                                      180,163                     --                    180,163
Loan costs, net                                                   36,936                616,926    (b)             653,862
Accrued rental income                                             97,793                     --                     97,793
Other assets                                                   2,143,213              2,210,742    (a)           1,640,784
                                                                                      1,812,711    (b)
                                                                                     (4,525,882 )  (b)
                                                          --------------          -------------              -------------
                                                           $ 64,446,889           $ 94,435,756               $158,882,645
                                                          ==============          =============              =============

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                      $ 294,839                $    --                 $  294,839
    Due to related parties                                     1,772,807                     --                  1,772,807
    Mortgages payable                                                 --             36,494,397    (b)          36,494,397
    Security deposits                                          1,363,986              4,243,967    (d)           5,607,953
    Rent paid in advance                                         105,215                     --                    105,215
                                                          --------------          -------------              -------------
          Total liabilities                                    3,536,847             40,738,364                 44,275,211
                                                          --------------          -------------              -------------

Minority Interest                                                     --              8,500,000    (c)           8,500,000
                                                          --------------          -------------              -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                       --                     --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                     --                     --                         --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued 7,141,131
       and outstanding 7,134,400 shares; issued 12,053,891
       and outstanding 12,047,160 shares, as adjusted             71,344                 49,128    (a)             120,472
    Capital in excess of par value                            61,786,149             49,078,472    (a)         106,934,413
                                                                                     (3,930,208 )  (a)
    Accumulated distributions in excess of net earnings         (947,451 )                   --                   (947,451 )
                                                          --------------          -------------              -------------
          Total stockholders' equity                          60,910,042             45,197,392                106,107,434
                                                          --------------          -------------              -------------
                                                            $ 64,446,889           $ 94,435,756               $158,882,645
                                                          ==============          =============              =============

See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                        ------------          ---------------           -------------
Revenues:
    Rental income from operating leases                 $ 1,725,018             $ 12,692,230     (1)    $ 14,417,248
    FF&E reserve income                                      39,199                       --                  39,199
    Interest and other income                               135,402                 (134,844   ) (2)             558
                                                        ------------          ---------------           -------------
                                                          1,899,619               12,557,386              14,457,005
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,056                2,214,106     (3)       2,319,162
    General operating and administrative                    395,268                       --                 395,268
    Asset management fees to related party                   93,219                  654,041     (4)         747,260
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (5)              --
    Depreciation and amortization                           535,126                3,735,834     (6)       4,270,960
                                                        ------------          ---------------           -------------
                                                            983,654                6,748,996               7,732,650
                                                        ------------          ---------------           -------------

Net earnings before minority interest                       915,965                5,808,390               6,724,355

Minority interest                                                --                 (470,359   ) (7)        (470,359 )
                                                        ------------          ---------------           -------------

Net earnings                                              $ 915,965              $ 5,338,031             $ 6,253,996
                                                        ============          ===============           =============

Net Earnings Per Share of Common Stock
    (Basic and Diluted) (8)                                $   0.38                                        $    0.61
                                                        ============                                    =============

Weighted Average Number of Shares of Common
    Stock Outstanding (Basic and Diluted) (8)             2,391,072                                       10,176,551
                                                        ============                                    =============




See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $49,127,600 from the sale of 4,912,760 shares during the period January 1, 2002 through March 22, 2002, and payments of $6,140,950 for related acquisition fees of $2,210,742 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $3,684,570 (7.5% of gross proceeds) and marketing support and due diligence expense reimbursement fees of $245,638 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $72,034,423 of cash and cash equivalents and $36,494,397 borrowings under mortgage notes payable, to purchase eight properties for $106,099,183, to pay $1,812,711 of acquisition fees on permanent financing (4.5% of permanent financing) and miscellaneous acquisition costs incurred in conjunction with the purchase of the properties and to pay loan costs of $616,926. Also represents reclassification of $379,974 in miscellaneous acquisition costs and $4,145,908 in acquisition fees to land, buildings and equipment on operating leases.


                                                                                   Acquisition
                                                                                     Fees and
                                                                                  Closing Costs
                                                                                   Allocated to
                                                             Purchase Price         Investment            Total
                                                             ----------------     ---------------    ----------------

         Holley Court Terrace in Oak Park, IL                   $ 18,469,275           $ 885,712         $19,354,987
         Homewood Residence in Coconut Creek, FL                   9,687,563             447,695          10,135,258
         Heritage Club in Greenwood Village, CO                   17,865,375             823,567          18,688,942
         Brighton Gardens in Camarillo, CA                        20,157,404             794,833          20,952,237
         Brighton Gardens in Towson, MD                           13,240,648             522,095          13,762,743
         MapleRidge in Clayton, OH                                 8,695,351             342,868           9,038,219
         MapleRidge in Dartmouth, MA                               8,794,162             346,764           9,140,926
         MapleRidge in Elk Grove, CA                               9,189,405             362,348           9,551,753
                                                             ----------------     ---------------    ----------------

                                                                $106,099,183          $4,525,882        $110,625,065
                                                             ================     ===============    ================


(c) The properties in Camarillo, California, Towson, Maryland, Clayton, Ohio, Dartmouth, Massachusetts, and Laguna Creek, California (the "Joint Venture Properties") are expected to be owned through a consolidated joint venture (the "Joint Venture") in which the Company is expected to own a 76.75 percent interest. Adjustment represents $8,500,000 of cash received from the minority partner for ownership of
         23.25 percent of the joint venture.

(d) Represent cash and cash equivalents of $4,243,967 from the lessees as security deposits in conjunction with the leases for the properties described in (b) above.

(e) Represents cash of $277,821 that was placed in escrow in conjunction with the mortgage loan related to the property in Oak Park, Illinois.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings:

(1) Represents adjustment to rental income from the operating leases for the properties acquired (or for pending acquisitions, that are probable of being acquired) by the Company as of March 22, 2002 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

         The following presents the actual date the Pro Forma Properties were acquired (or for the pending acquisitions, became probable of being acquired) by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Earnings.

                                                                                      Date the
                                                                                      Property
                                                                                       Became
                                                                                   Operational as
                                                                 Date                 a Rental
                                                          Acquired/Probable         Property for          Purchase
                                                            by the Company           Pro Forma             Price
                                                                                      Purposes
                                                         ---------------------    -----------------    ---------------

         Broadway Plaza in Arlington, TX                 November 9, 2001         January 1, 2001          $10,578,750
         Homewood Residence in Boca Raton, FL            November 9, 2001         January 1, 2001            9,672,000
         Holley Court Terrace in Oak Park, IL            February 11, 2002        January 1, 2001           18,469,275
         Homewood Residence in Coconut Creek, FL         February 11, 2002        January 1, 2001            9,687,563
         Heritage Club in Greenwood Village, CO          March 22, 2002           January 1, 2001           17,865,375
         Brighton Gardens in Camarillo, CA a             February 12, 2002        January 1, 2001           20,157,404
         Brighton Gardens in Towson, MD a                February 12, 2002        January 1, 2001           13,240,648
         MapleRidge in Clayton, OH a                     February 12, 2002        January 1, 2001            8,695,351
         MapleRidge in Dartmouth, MA a                   February 12, 2002        January 1, 2001            8,794,162
         MapleRidge in Elk Grove, CA a                   February 12, 2002        January 1, 2001            9,189,405

         The leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the properties.

         a Properties acquired through joint venture (see Note (c) above.)

(2) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the Pro Forma Period. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two to four percent per annum by the Company during the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

(3)      Represents  adjustment  to  interest  expense for  mortgage  loans for the Pro Forma  Period  based on the following terms:
                                            Mortgage                                                    Pro Forma
                                              Loan                      Interest Rate                  Adjustment
                                          -------------     --------------------------------------    --------------
         Holley Court Terrace in Oak        $12,974,397     Floating  at 350  basis  points  over          $932,266
         Park, IL, maturing October                         the 30-day LIBOR,  with a LIBOR floor
         2003                                               of  3.50.   If  30-day   LIBOR  falls
                                                            below 2.60, interest
                                                            rate will be 30-day
                                                            LIBOR plus 440 basis
                                                            points. During the
                                                            Pro Forma Period,
                                                            the interest rate
                                                            varied from 6.28% to
                                                            8.00%.

         Joint Venture Properties,         $23,520,000      Floating  at 150  basis  points  over        $1,281,840
         maturing January 2006                              the rate of  commercial  paper graded
                                                            A1 by Standard &
                                                            Poors or F1 by Fitch
                                                            IBCA. During the Pro
                                                            Forma Period, the
                                                            interest rate varied
                                                            from 3.78% to 6.99%.

         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $41,042.

(4) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(5) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Year ended June 30, 2001, the Company's operating expenses exceeded the Expense Cap by $145,015.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statement of Earnings as operational for the Pro Forma Period, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2001


(6) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $3,609,805. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $126,029 on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties:

                                                               Land              Building            FF&E
                                                          ----------------    ---------------    --------------

         Broadway Plaza in Arlington, TX                     $  1,343,538        $ 9,174,538         $  602,226
         Homewood Residence in Boca Raton, FL                   1,143,571          8,501,806            554,537
         Holley Court Terrace in Oak Park, IL                   2,127,113         16,718,838            509,036
         Homewood Residence in Coconut Creek, FL                1,668,263          7,912,596            554,399
         Heritage Club in Greenwood Village, CO                 1,654,345         16,099,496            935,101
         Brighton Gardens in Camarillo, CA                      2,409,507         17,390,355          1,152,375
         Brighton Gardens in Towson, MD                         1,582,715         11,423,077            756,951
         MapleRidge in Clayton, OH                              1,039,395          7,501,722            497,102
         MapleRidge in Dartmouth, MA                            1,051,207          7,586,969            502,750
         MapleRidge in Elk Grove, CA                            1,098,452          7,927,955            525,346

(7) Represents adjustment for the interest of the joint venture, a consolidated subsidiary in which the Company will own a 76.75% interest, for the Pro Forma Period.

             Revenues:
                 Rental income from operating leases             $ 5,488,101

             Expenses:
                 Interest                                          1,281,840
                 Asset management fees to related parties            276,654
                 Depreciation and amortization                     1,906,552
                                                              --------------
                                                              --------------

             Net earnings of Joint Venture                         2,023,055
             Minority interest ownership percentage                   23.25%
                                                              --------------

             Minority interest                                    $  470,359
                                                              ==============

(8) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period January 1, 2002 through March 22, 2002, as described in Note (a) above, which were used to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the year ended December 31, 2001.

         In addition, for the year ended December 31, 2001, pro forma earnings per share were calculated based on the historical weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares through March 22, 2002, necessary to fund the cost of the acquired properties and pending acquisitions described in
         (b) as of the pro forma acquisition date described in Note (1).

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                  OF PROPERTIES ACQUIRED FROM FEBRUARY 13, 2002
                             THROUGH MARCH 22, 2002
                For the Year Ended December 31, 2001 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Property acquired by the Company between February 13, 2002 and March 22, 2002 and the Properties for which the Company had initial commitments as of March 22, 2002. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) and been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to February 13, 2002, see Appendix E to the Prospectus dated March 6, 2002.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                                         Brighton Gardens            Brighton Gardens              MapleRidge
                                    Heritage Club           by Marriott                by Marriott                by Marriott
                                  Greenwood Village        Camarillo (7)                Towson (7)                Clayton (7)
                                --------------------- ------------------------    -----------------------    ---------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                   $1,786,538              $1,844,586                 $ 1,205,373                   $794,451

Asset Management Fees (2)             (107,192  )             (120,944 )                   (79,444  )                 (52,172 )

Interest Expense (3)                        --                (430,835 )                  (281,536  )                (185,558 )

General and Administrative
    Expenses (4)                      (142,923  )             (147,567 )                   (96,430  )                 (63,556 )
                                  -------------        ----------------             ---------------           ----------------

Estimated Cash Available from
    Operations                       1,536,423               1,145,240                     747,963                    493,165

Depreciation  and Amortization
    Expense (5) (6)                   (606,495  )             (716,763 )                  (470,678  )                (309,164 )
                                  -------------        ----------------             ---------------           ----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                   $ 929,928               $ 428,477                   $ 277,285                   $184,001
                                  =============        ================             ===============           ================



                                  See Footnotes





                                                   MapleRidge                        MapleRidge
                                                  by Marriott                       by Marriott
                                                 Dartmouth (7)                     Elk Grove (7)                    Total
                                           ---------------------------      ----------------------------- ------------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                                    $803,582                            $840,109                     $ 7,274,639

Asset Management Fees (2)                             (52,765 )                           (55,136 )                      (467,653 )

Interest Expense (3)                                 (187,590 )                          (196,222 )                    (1,281,741 )

General and Administrative
    Expenses (4)                                      (64,287 )                           (67,209 )                      (581,972 )
                                              ----------------                  ------------------               -----------------

Estimated Cash Available from
    Operations                                        498,940                             521,542                       4,973,273

Depreciation  and Amortization
    Expense (5) (6)                                  (312,680 )                          (326,742 )                    (2,742,522 )
                                              ----------------                  ------------------               -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                   $186,260                            $194,800                     $ 2,200,751
                                              ================                  ==================               =================



                                  See Footnotes

FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) The Company is expected to obtain Permanent Financing of $23,520,000 related to the purchase of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties with an interest rate based on the commercial paper rate plus 150 basis points.

(4) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(5)      The federal tax basis of the  depreciable  portion of each Property and
         the  number  of  years  the  assets  have  been   depreciated   on  the
         straight-line method are as follows:

                                                                Furniture and
                                               Buildings           Fixtures
                                              (39 years)         (5-15 years)
                                             --------------   ----------------

         Greenwood Village Property           $16,099,496           $ 935,101
         Camarillo Property                    17,390,355           1,152,375
         Towson Property                       11,423,077             756,951
         Clayton Property                       7,501,722             497,102
         Dartmouth Property                     7,586,969             502,750
         Elk Grove Property                     7,927,955             525,346

(6)      Loan  costs   totalling   $600,770  have  been   amortized   under  the
         straight-line method over the term of the loan.

(7) These Properties will be owned by a consolidated joint venture in which the Company will own a 76.65% interest.

                      INDEX TO OTHER FINANCIAL INFORMATION


The following summarized financial information is filed as part of this report as a result of Marriott International, Inc. ("Marriott") guaranteeing lease payments for the tenant relating to one Property owned by the Company and five pending acquisitions as of March 22, 2002. The summarized financial information presented for Marriott as of December 28, 2001 and December 29, 2000, and for each of the years ended December 28, 2001, December 29, 2000 and December 31, 1999, was obtained from the Form 10-K filed by Marriott with the Securities and Exchange Commission for the year ended December 28, 2001.

                                                                            Page
                                                                            ----
Marriott International, Inc. and Subsidiaries:

    Selected Financial Data for the years ended December 28, 2001,
        December 29, 2000 and December 31, 1999                               19

                           Other Financial Information

                  Marriott International, Inc. and Subsidiaries
                             Selected Financial Data
                      (in Millions, except per share data)





Condensed Consolidated Balance Sheet Data:
                                                                             December 28,              December 29,
                                                                                  2001                    2000
                                                                                ----------              ---------

Current assets                                                                   $2,130                  $1,645
Noncurrent assets                                                                 6,977                   6,592
Current liabilities                                                               1,802                   1,917
Noncurrent liabilities                                                            3,827                   3,053
Stockholders' equity                                                              3,478                   3,267



Consolidated Statements of Income Data:


                                                                  Fiscal Year           Fiscal Year          Fiscal Year
                                                                     Ended,                Ended           Ended December
                                                                  December 28,         December 29,              31,
                                                                      2001                 2000                 1999

                                                                -----------------     ----------------     ----------------

Gross revenues                                                       $10,198               $10,135              $8,771

Costs and expenses (including
   income tax expense)                                                 9,962                 9,656               8,371
                                                                   ----------           -----------            --------

Net income                                                             $ 236                 $ 479               $ 400
                                                                   ==========           ===========            ========

Basic earnings per share                                               $0.97                $ 1.99               $1.62
                                                                   ==========           ===========            ========

Diluted earnings per share                                             $0.92                $ 1.89               $1.51
                                                                   ==========           ===========            ========

